FORM 3 (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section  16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company At of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* James, Charles, W.	2. Date of Event Requiring Statement (Month/Day/Year) 02/01/03	4. Issuer Name and Ticker or Trading Symbol Investors Real Estate Trust (IRETS)
(Last) (First) (Middle) PO Box 560	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Persons(s) to Issuer (Check all applicable) _X _Director ____10% Owner ____Officer (give title below) ____Other (Specify below) Trustee	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Excelsior, MN 55331			7. Individual or Joint/Group Filing (Check Applicable Line) _X_Form filed by One Reporting Person ____Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Shares of Beneficial Interest	584,413	D	Sole Owner

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:      File three copies of this Form, one of which must be manually signed.  If space is insufficient,
                See Instruction 6 of procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/S/ Thomas A. Wentz, Sr. **Signature of Reporting Person	February 4, 2003 Date